DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/22/2006

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________
_____

7. SOLE VOTING POWER

505,000

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

505,000
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

505,000

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.96%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________
_____




Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Municipal Advantage Fund Inc. ("MAF" or the "Issuer").The principal executive offices of MAF are located at 1345
Avenue of the Americas, 46th Floor, New York, New York
10105.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip
Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive,
Montville, NJ 07045, also a principal of Bulldog Investors.
Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the Issuer's shares are undervalued and may communicate its views to management.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the semi-annual report filed on 7/6/06 there were 7,257,093 shares of MAF outstanding as of 4/30/06. The percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos
beneficially own an aggregate of 505,000 shares of MAF or
6.96%
of the outstanding shares.


Power to dispose of and vote securities resides either with Mr.
Goldstein, Mr. Dakos or with clients.


  c) During the past 60 days the following shares of MAF were purchased (there were no sales):




Date	Transaction	Shares	Price
7/3/2006	buy	2,000	11.9985
7/3/2006	buy	1,300	11.9985
7/3/2006	buy	2,000	11.9985
7/5/2006	buy	3,600	11.9308
7/5/2006	buy	4,000	11.9308
7/6/2006	buy	1,500	11.9474
7/6/2006	buy	1,300	11.9474
7/6/2006	buy	1,500	11.9474
7/7/2006	buy	500	12
7/11/2006	buy	3,100	11.95
7/12/2006	buy	9,200	11.9766
7/12/2006	buy	2,275	11.9766
7/12/2006	buy	2,275	11.9766
7/12/2006	buy	2,275	11.9766
7/12/2006	buy	2,275	11.9766
7/12/2006	buy	9,200	11.9766
7/13/2006	buy	3,250	12.0738
7/13/2006	buy	3,250	12.0738
7/14/2006	buy	7,000	12.072
7/14/2006	buy	2,000	12.072
7/14/2006	buy	2,000	12.072
7/14/2006	buy	2,000	12.072
7/14/2006	buy	2,000	12.072
7/14/2006	buy	10,000	12.072
7/17/2006	buy	22,000	12.04921
7/17/2006	buy	7,600	12.04921
7/17/2006	buy	3,000	12.04921
7/17/2006	buy	7,500	12.04921
7/17/2006	buy	7,500	12.04921
7/17/2006	buy	28,000	12.04921
7/18/2006	buy	28,000	12.0471
7/18/2006	buy	8,500	12.0471
7/18/2006	buy	8,500	12.0471
7/18/2006	buy	8,500	12.0471
7/18/2006	buy	8,500	12.0471
7/18/2006	buy	38,000	12.0471
7/19/2006	buy	3,500	12.0498
7/19/2006	buy	1,050	12.0498
7/19/2006	buy	1,050	12.0498
7/19/2006	buy	1,050	12.0498
7/19/2006	buy	1,050	12.0498
7/19/2006	buy	4,500	12.0498
7/20/2006	buy	4,000	12.0491
7/20/2006	buy	1,250	12.0491
7/20/2006	buy	1,250	12.0491
7/20/2006	buy	1,250	12.0491
7/20/2006	buy	1,250	12.0491
7/20/2006	buy	6,000	12.0491
7/20/2006	buy	3700	12.02
7/21/2006	buy	2,800	12.05
7/21/2006	buy	3,800	12.05
7/24/2006	buy	1,800	12.0988
7/24/2006	buy	2,500	12.0988
7/25/2006	buy	4,000	12.0994
7/25/2006	buy	1,175	12.0994
7/25/2006	buy	1,175	12.0994
7/25/2006	buy	1,175	12.0994
7/25/2006	buy	1,175	12.0994
7/25/2006	buy	5,400	12.0994
7/26/2006	buy	2,800	12.1
7/26/2006	buy	850	12.1
7/26/2006	buy	850	12.1
7/26/2006	buy	850	12.1
7/26/2006	buy	850	12.1
7/26/2006	buy	3,800	12.1
8/21/2006	buy	300	12.38
8/21/2006	buy	1,000	12.38
8/22/2006	buy	6,700	12.43
8/22/2006	buy	1,650	12.43
8/22/2006	buy	1,650	12.43
8/22/2006	buy	1,650	12.43
8/22/2006	buy	1,650	12.43
8/22/2006	buy	6,700	12.43
8/22/2006	buy	3100	12.399
8/23/2006	buy	10,000	12.4747
8/23/2006	buy	3,500	12.4747
8/23/2006	buy	2,400	12.4747
8/23/2006	buy	3,000	12.4747
8/23/2006	buy	3,500	12.4747
8/23/2006	buy	13,000	12.4747
8/24/2006	buy	3,000	12.5013
8/24/2006	buy	750	12.5013
8/24/2006	buy	750	12.5013
8/24/2006	buy	750	12.5013
8/24/2006	buy	750	12.5013
8/24/2006	buy	2,000	12.5013
8/25/2006	buy	875	12.5523
8/25/2006	buy	875	12.5523
8/25/2006	buy	875	12.5523
8/25/2006	buy	875	12.5523
8/28/2006	buy	5,000	12.583
8/28/2006	buy	3,000	12.5523
8/28/2006	buy	1,625	12.583
8/28/2006	buy	1,625	12.583
8/28/2006	buy	1,625	12.583
8/28/2006	buy	1,625	12.583
8/28/2006	buy	3,800	12.5523
8/28/2006	buy	7,000	12.583
8/29/2006	buy	9,500	12.5972
8/29/2006	buy	2,800	12.5972
8/29/2006	buy	2,800	12.5972
8/29/2006	buy	2,800	12.5972
8/29/2006	buy	2,800	12.5972
8/29/2006	buy	12,500	12.5972
8/30/2006	buy	5,000	12.6129
8/30/2006	buy	1,325	12.6129
8/30/2006	buy	1,325	12.6129
8/30/2006	buy	1,325	12.6129
8/30/2006	buy	1,325	12.6129
8/30/2006	buy	7,000	12.6129
8/31/2006	buy	4,500	12.6997
8/31/2006	buy	1,450	12.6997
8/31/2006	buy	1,450	12.6997
8/31/2006	buy	1,450	12.6997
8/31/2006	buy	1,450	12.6997
8/31/2006	buy	5,500	12.6997





  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR
RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/31/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule
13D (and all further amendments filed by them) with respect to the shares of MAF.

Dated: 8/31/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos